UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65505

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mercadien Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3625 Quakerbridge Road
(No. and Street)

HAMILTON (City) NJ (State) 08619 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Kamen 609-689-2318
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus - Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

P.O. Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth A. Kamen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercadien Securities, LLC, as of 12/31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAULA A PULITI-MAXWELL
My Comm. Exp. 02-18-2018
NOTARY PUBLIC
NEW JERSEY

Sworn to and subscribed before me this 27 day of JAN 2017

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mercadien Securities, LLC
Financial Statements and Supplementary Information
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
Year Ended December 31, 2016

Mercadien Securities, LLC
Index to the Financial Statements
December 31, 2016

Page

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm

To the Members of
Mercadien Securities, LLC

I have audited the accompanying statement of financial condition of Mercadien Securities, LLC as of December 31, 2016, and the related statements of operations, changes in members' equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements and supplemental information. Mercadien Securities, LLC's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Mercadien Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying Computation Net Capital under Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 18, 2017

Mercadien Securities, LLC
Statement of Financial Condition
December 31, 2016

Assets

Current Assets		
Cash	$	56,005
Deposit with clearing agent		50,000
Prepaid expenses		8,144
Total Assets	$	114,149

Liabilities and Members' Equity

Current Liabilities		
Due to clearing agent	$	550
Accounts payable		6,688
Total Liabilities		7,238
Members' Equity		106,911
Total Liabilities and Members' Equity	$	114,149

The accompanying notes are an integral part of the financial statements.

Mercadien Securities, LLC
Statement of Operations
Year Ended December 31, 2016

Revenues		
Investment advisory fees	$	1,907,582
Asset management fees		28,641
Interest income		274
Total Revenues		1,936,497
Operating Expenses		
Administrative charges		10,453
Money manager fees		386,139
Management fees		1,397,500
Customer clearance		100,076
Legal and professional fees		7,313
License		13,449
Other insurance		1,703
Occupancy		12,086
Postage		942
Data and Quote Charges		900
Professional membership		2,831
Publications		1,067
Miscellaneous		93
Other taxes		736
Total Operating Expenses		1,935,288
Net Income	$	1,209

The accompanying notes are an integral part of the financial statements.

Mercadien Securities, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2016

	Contributed Capital	Retained Earnings	Total
Balance, January 1, 2016	$ 99,011	$ 6,691	$ 105,702
Net Income for the Year Ended December 31, 2016	-	1,209	1,209
Balance, December 31, 2016	$ 99,011	$ 7,900	$ 106,911

The accompanying notes are an integral part of the financial statements.

Mercadien Securities LLC
Statement of Cash Flows
Year Ended December 31, 2016

Cash Flows From Operating Activities

Net Income	$	1,209
Adjustments to Reconcile Net Income to Net Cash Used by Operating Activities		
Decrease (Increase) in Assets		
Prepaid expenses		(395)
Increase (Decrease) in Liabilities		
Accounts payable		(5,032)
Due to clearing agent		2,405
Due to related party		900
Net Cash Used by Operating Activities		(913)
Net Decrease in Cash		(913)
Cash, Beginning of Year		56,918
Cash, End of Year	$	56,005
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid	$	-

The accompanying notes are an integral part of the financial statements.

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business

Mercadien Securities, LLC (the Company) is a Registered Broker Dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a brokerage firm that sells securities and provides investment banking and investment advisory services to corporations and individuals located in New Jersey.

Basis of Accounting

The Company employs the accrual method of accounting for financial reporting purposes.

Cash and Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Estimates and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Deposit with Clearing Agent

The Company, per the terms of its clearing agreement, is required to maintain a restricted security deposit with its clearing broker. Such deposit amounts are refundable to the Company upon termination of the agreement.

Income Taxes

The Company is taxed as a partnership for federal income tax purposes and, thus, no income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns.

Investment Advisory Fees and Revenue Recognition

Investment advisory fees are calculated and charged quarterly in advance based on the market value of accounts on the last day of the previous quarter. Clients receive a pro rata refund of any unearned fees should they terminate their relationship with the company prior to the end of the quarter.

Fair Value of Financial Instruments

The fair values of cash, accounts payable, and accrued expenses and other short-term obligations approximate their carrying values because of the short maturity of these financial instruments. In accordance with FASB ASC 825-10-50, "Disclosure About Fair Value of Financial Instruments," rates available to the Company at the balance sheet date are used to estimate the fair value of existing balance sheet amounts.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial statement. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Subsequent Events Evaluation Date
The Company evaluated the events and transactions subsequent to its December 31, 2016 balance sheet date and, in accordance with FASB ASC 855-10-50, "Subsequent Events," determined there were no significant events to report through January 18, 2017, which is the date the financial statements were issued.

CONCENTRATIONS OF BUSINESS AND CREDIT RISK

At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits.

RECEIVABLE FROM / DUE TO CLEARING AGENT

The Company clears all security transactions through its clearing agent, RBC Capital Markets Corporation. Amounts earned are reconciled monthly and paid in the subsequent month. As a result, the Company considers the amounts due from its clearing agent to be fully collectible, and accordingly, no allowance for doubtful accounts has been established.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016 the Company had net capital of $98,767, which was $48,767 in excess of its required net capital. The Company's net capital ratio was .07 to 1.

RELATED PARTY TRANSACTIONS

Effective July 1, 2010, the Company entered into a revised Expense and Facilities Sharing Agreement with an affiliate of one of the Company's members. The agreement is effective for one year, with automatic annual renewal periods, cancelable by either party with proper notice of termination. Under the terms of the revised agreement, the Company leases office space in Hamilton from the affiliate on a month to month basis currently at a rate of $1,058 per month. Rent expense under this agreement amounted to $12,086 for the year ended December 31, 2016. No amounts were unpaid or outstanding under this arrangement as of December 31, 2016.

Terms of the revised Expense and Facilities Sharing Agreement also provide the Company with certain administrative support services from the affiliate on a month to month basis. Expenses under this arrangement amounted to $10,453 for the year ended December 31, 2016. The Company owed no outstanding amounts under this arrangement as of December 31, 2016.

The Company collects asset management fees on behalf of a related entity. The Company then remits those fees to the related entity. During the year ended December 31, 2016, the Company collected $1,397,500 and remitted $1,397,500 under this arrangement. As of December 31, 2016, the Company did not have any management fees owed to the related entity.

SUPPLEMENTAL SCHEDULES

Mercadien Securities, LLC
Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2016

NET CAPITAL

Total Members' Equity	$	106,911

Deductions and/or Charges:
Non-Allowable Assets:

Prepaid expenses		8,144
Total Non-Allowable Assets		8,144
Net Capital	$	98,767
AGGREGATE INDEBTEDNESS	$	7,238

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required	$	438
Minimum dollar net capital requirement	$	50,000
Excess Net Capital	$	48,767
Net Capital less 120% of minimum net capital requirement	$	37,767
Ratio of Aggregate Indebtedness to Net Capital		.07 to 1

There are no material differences between the preceding Computation of Net Capital and the Company's corresponding unaudited Part II of Form X-17a-5 as of December 31, 2016.

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Mercadien Securities, LLC

I have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3, in which (1) Mercadien Securities, LLC identified the following provisions of 17 C.F.R. §240. 15c3-3(k) under which Mercadien Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(ii), (the "exemption provisions") and (2) Mercadien Securities, LLC stated that the Mercadien Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 18, 2017

Mercadien Securities, LLC
3625 Quakerbridge Road
Hamilton, New Jersey 08619
(609) 689-9700

STATEMENT OF EXEMPTION FROM SEC RULE 15C3-3

Mercadien Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Mercadien Securities, LLC

I, Kenneth Kamen, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Kenneth Kamen

Title: President

____

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Independent Accountants Agreed-Upon Procedures Report
on Schedule of Assessment and Payments (Form SIPC-7)

To the Members of
Mercadien Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Mercadien Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Mercadien Securities compliance with the applicable instructions of Form SIPC-7. Mercadien Securities, LLC management is responsible for the firms compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;

2.. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 18, 2017

11

Mercadien Securities, LLC
SIPC General Assessment Reconciliation
December 31, 2016

General Assessment Calculation

Total Revenue	$	1,936,497
Deductions		(1,497,576)
SIPC Net Operating Revenues		438,921
Rate		0.0025
General Assessment Due		1,097
Less Payments: SIPC 6		(686)
Plus: Interest		-
Remaining Assessment Due		411
Paid with SIPC 7		(411)
Balance Due	$	0

There is no material difference between the SIPC-7 and this reconciliation.

See Independent Accountants' Report.